SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In association with DECEA, GE and ANAC, the Company receives authorization to operate RNP-AR-Approach at Santos Dumont Airport

São Paulo, May 9, 2012 – GOL Linhas Aéreas Inteligentes (BM&FBovespa: GOLL4 e NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B1),the largest low-fare, low-cost airline in Latin America, is the first Brazilian airline to use RNP-AR-Approach (Required Navigation Performance), which reduces noise, cuts flight times, saves fuel and, consequently, diminishes the atmospheric emission of polluting gases. Last Saturday, on May 5th 2012, the Company conducted the operational validation flight and obtained authorization from ANAC (Brazil’s civil aviation authority) to utilize the RNP-AR-Approach procedures designed by DECEA (Airspace Control Department) at Santos Dumont Airport, in Rio de Janeiro.  Currently, GOL is training the crew for this operation, expected to be fully implemented by July 2012.

The project, a DECEA initiative, began in May 2011 when GOL hired GE Aviation PBN Services (the project coordinator) with the intention of obtaining ANAC authorization to use RNP-AR-Approach procedures. During the project GOL twice made an aircraft available to carry out test flights of these procedures, which resulted in the ratification of two Santos Dumont runways.

Required Navigation Performance allows aircraft to make more efficient use of airspace by adopting more precise trajectories without depending on radio navigation signals from the ground. This precision permits landings in weather conditions that would normally require aircraft to divert to other airports, or even lead airlines to cancel flights before departure. RNP’s accuracy and reliability also help air traffic controllers to reduce flight delays and alleviate congestion. “With RNP-AR, flight captains can maintain a more precise and constant approach trajectory, reducing minimum operating ceilings from 1500 to 300 feet. This gives pilots a better view of the runway, ensuring an even safer and more comfortable landing,” explained Adalberto Bogsan, GOL’s Technical Vice-President.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶  GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 850 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶  Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 136 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The companies are continuing to operate separately while awaiting the approval of CADE, Brazil’s anti-trust authority.

This notice contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL s filed disclosure documents and are, therefore, subject to change without prior notice

CONTACTS	▶Leonardo Pereira	▶Edmar Lopes	▶Gustavo Mendes	▶Ricardo Rocca

INVETOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/ir +55 (11) 2128-4700

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.